RECEIVED
2008 AUG 26 A 11:29

NESTLÉ S.A.

082-01252

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.

Washington, D.C. 20549-0302
Mail Stop 3-2
U.S.A.

08004475

July 14, 2008

SUPPL

Ladies and Gentlemen,

Please find enclosed the following documents of Nestlé S.A. (the "Company"):

- Disclosure of shareholdings (Nestlé Group shareholdings above 3% of the voting rights)
- Split of the nominal value of the shares of the Company
- Disclosure of shareholdings (Nestlé Group shareholdings below 3% of the voting rights)
- Reduction of the Company's capital
- Disclosure of shareholdings (The Capital Group Companies, Inc. shareholdings below 3% of the voting rights).

The Company hereby furnishes this document to the Commission under Rule 12g3-2(b) promulgated pursuant to the Securities Exchange Act of 1934, as amended.

Please do not hesitate to contact Ms. Michèle Burger, General Counsel Corporate, (phone: +41 21 924 27 19; e-mail: Michele.Burger@nestle.com) should you have any questions.

Yours sincerely,

Nestlé S.A.

PROCESSED
AUG 28 2008
THOMSON REUTERS

Michèle Burger
General Counsel Corporate

Enclosures

NESTLÉ S.A.

Disclosure of Shareholdings

In accordance with Art. 20 para.1 SESTA, Nestlé S.A., avenue Nestlé 55, CH-1800 Vevey and Zugerstrasse 8, CH-6330 Cham, announces that the Nestlé Group exceeded the threshold percentage of 3% of voting rights through the acquisition on July 2, 2008 of own shares within its Share Buy-Back Programme. The Nestlé Group held on such date a total of 115'763'720 own registered shares corresponding to 3.023 % of the voting rights. The Nestlé Group companies holding the own shares include Nestlé S.A., Vevey and Cham, and Food Products (Holdings) S.A., Calle 69 O No 74D, Urbanización La Loma, Panama.

In addition, Nestlé S.A. has issued (i) 25'051'770 *Management Stock Options* (Grant Date / Exercise Price: 01.03.2002 / CHF 36.735; 01.02.2003 / CHF 27.855; 01.10.2003 / CHF 30.855; 01.02.2004 / CHF 32.91; 01.10.2004 / CHF 28.94; 01.02.2005 / CHF 30.92; 01.02.2006 / CHF 37.95; 01.02.2007 / CHF 44.50; 01.02.2008 / CHF 47.38; Term: each option has a term of 7 years; Vesting: upon 3 years from the grant date; Exercise Period: 4 years from vesting date; Ratio: 1:1) outstanding, which entitle to the acquisition of 25'051'770 registered shares of Nestlé S.A.; and (ii) 9'860'370 *Restricted Stock Units* (Grant Date: 01.10.2005; 01.02.2006; 01.10.2006; 01.02.2007; 01.10.2007; 01.02.2008; Vesting: upon 3 years from the grant date, delivery of Nestlé S.A. registered shares or the equivalent amount in cash; Ratio: 1:1) outstanding, which entitle to the acquisition of 9'860'370 registered shares of Nestlé S.A. All registered shares of Nestlé S.A. underlying the financial instruments mentioned in (i) and (ii) are included in the holding of own shares of the Nestlé Group indicated above. Should all under (i) and (ii) mentioned financial instruments be exercised, the holding in own shares of the Nestlé Group would be reduced by 0.912 % of the voting rights.

Contact person for this announcement: Nestlé S.A. Investor Relations, Roddy Child-Villiers, Tel. +41219243622

Vevey and Cham, July 4, 2008 Nestlé S.A.

Official notification of SWX Swiss Exchange

No.:
Stock:

Nestlé S.A., Cham and Vevey

	Sec. no.	ISIN	Ticker symbol
▪ Registered shares with a par value of CHF 1 each **(existing)**	1 205 604	CH 001 205604 7	NESN
▪ Registered shares with a par value of CHF 0.10 each **(new)**	3 886 335	CH 003 886335 0	NESN
▪ Registered shares with a par value of CHF 1 each (Share buy-back 2nd line) **(existing)**	3 341 172	CH 003 341172 6	NESNE
▪ Registered shares with a par value of CHF 0.10 each (Share buy-back 2nd line) **(new)**	4 328 687	CH 004 328687 8	NESNE

Split of the registered shares

Legal basis

On 10 April 2008 the Annual General Meeting of shareholders of Nestlé S.A. approved the proposal of the Board of Directors to split its 383,000,000 registered shares with a par value of CHF 1 each at a 1:10 ratio into 3,830,000,000 registered shares with a par value of CHF 0.10 each.

Exchange ratio

1 existing registered share with a par value of CHF 1,
share certificate without coupons
(security no. 1 205 604)

will be exchanged into

10 new registered shares with a par value of CHF 0.10 each,
share certificate without coupons
(security no. 3 886 335)

Certification / delivery of shares

As a matter of principle, the new registered shares will be held in custody at SIS SegaInterSettle AG (" SIS") as book-entry securities and will only be documented and made available in the form of share certificates on request (dematerialised certificates).

Trading/listing

The new registered shares with a par value of CHF 0.10 each will be listed in the " EU-compatible" segment of SWX Swiss Exchange and admitted to trading in the EU Regulated Market Segment of SWX Europe Limited as from 30 June 2008.

The listing of the existing registered shares with a par value of CHF 1 each in the " EU-compatible" segment of SWX Swiss Exchange and the trading in the EU Regulated Market Segment of SWX Europe Limited will end on 27 June 2008 (last trading day).

Exchange period

The period for the exchange of share certificates will begin on 30 June 2008 and end on 31 July 2008.

Procedure for shareholders

For shares held in custody at a bank

The custodian bank will automatically carry out the split for registered shares held in an open custody account.

For shares held in the Nestlé S.A. Share Deposit

The share split will be automatically carried out for registered shares held in the Nestlé S.A. share deposit.

For shares held by investors

Shareholders who hold their shares at home or in a bank safe are requested to convert the registered share certificates by 31 July 2008 at the latest by contacting the Share Register (Address: Share Transfer Office of Nestlé S.A., P.O. Box 380, CH-6330 Cham, Switzerland).

Registration in the Share Register

Existing registered shareholders will automatically remain registered in the Share Register with the number of shares they hold after the split.

Fees

The split of the existing registered shares is free of charge for shareholders in Switzerland.

Date: 27 June 2008
Bank: Credit Suisse
Contact: Peter Huber
Tel: 044 333 43 49

NESTLÉ S.A.

Disclosure of Shareholdings

In accordance with art. 20 para. 1 SESTA, Nestlé S.A., avenue Nestlé 55, CH-1800 Vevey and Zugerstrasse 8, CH-6330 Cham, announces that the Nestlé Group fell below the threshold percentage of 3% of voting rights following effectiveness of the capital reduction of Nestlé S.A. on June 19, 2008 through cancellation of own shares as decided by the Annual General Meeting of Nestlé S.A. on April 10, 2008. The Nestlé Group companies holding the own shares include Nestlé S.A., Vevey and Cham, and Food Products (Holdings) S.A., Calle 69 O No 74D, Urbanización La Loma, Panama.

Contact person for this announcement: Nestlé S.A. Investor Relations, Roddy Child-Villiers, Tel. +41219243622

Vevey and Cham, June 20, 2008

Nestlé S.A.

Nr: 36593
Titel: Kapitalherabsetzung Nestlé S.A. (registered shares)
Valoren-Nr.: 1'205'604
ISIN: CH0012056047

Destruction of shares
Datum B.Umstel.:June 23, 2008
Ex-Datum:
Zahlungsdatum:
Neue Anz. Akt.: 383'000'000
Bruttobetrag:
Coupon-Nr.:
Alter Nennwert:
Neuer Nennwert:

Allfällige weitere Bemerkungen:
Reduction of the share capital of CHF 393'072'500 to newly CHF 383'000'000 through cancellation of 10'072'500 registered shares with a nominal value of CHF 1 each, as resolved by the Annual General Meeting of April 10, 2008. The change should be implemented on the Exchange on June 23, 2008

Datum: 20.06.2008
Bank: Nestlé S.A.
Person: Michèle Burger
Telefon: 021 924 27 19

NESTLÉ S.A.

Disclosure of Shareholdings

Pursuant to the Swiss Federal Act on Stock Exchanges and Securities Trading and art. 15 and 17 of the Stock Exchange Ordinance-SFBC, Nestlé S.A., avenue Nestlé 55, CH-1800 Vevey and Zugerstrasse 8, CH-6330 Cham, received on June 5, 2008 from The Capital Group Companies, Inc. ("CGC"), 333 South Hope Street, Los Angeles, California 90071-1406, USA, a holding company for several subsidiary companies engaged in investment management business, the following notification:

CGC, on behalf of funds managed by Capital Research and Management Company, 333 South Hope Street, Los Angeles, CA., USA, and clients managed by Capital Guardian Trust Company, 333 South Hope Street, Los Angeles, CA., USA, Capital International Limited, 40, Grosvenor Place, London, United Kingdom, Capital International Inc., 11100 Santa Monica Blvd 15th Fl., Los Angeles, CA., USA, and Capital International S.A., 3 Place des Bergues, 1201 Geneva, Switzerland, fell through the sale of registered shares of Nestlé S.A. on June 4, 2008 below the threshold of 3% of voting rights. Following such sale, it held (i) 11 635 708 registered shares of Nestlé S.A. corresponding to 2.9602% of the voting rights; and (ii) exchangeable bonds (ISIN: CH0023515460) which entitle to the acquisition of 3 306 registered shares of Nestlé S.A. corresponding to 0.0008% of the voting rights; in total 11 639 014 registered shares corresponding to 2.961% of the voting rights of Nestlé S.A.

Neither CGC nor any of its subsidiaries own the shares for their own account or are beneficial owners of such shares. The shares are owned by accounts under the discretionary investment management of one or more of the investment management companies mentioned above. The discretionary investment management entitles CGC's management companies to exercise voting rights autonomously and the notification of CGC is therefore a notification according to the "Disclosure Office Notice II/99 – Asset management and custody account business / nominees".

Contact person of the shareholder for this notification: Christopher Aquino, tel. +1 213 615 0469, fax +1 213 486 9698.

Contact person for Nestlé S.A.: Investor Relations – Roddy Child-Villiers, tel. +41 21 924 3622.

Vevey and Cham, June 9, 2008 Nestlé S.A.

END